	801 California Street Mountain View, CA 94041	650.988.8500 Fewnwick.com
JAMES D. EVANS	November 25, 2020	EMAIL JEVANS@FENWICK.COM DIRECT DIAL +1 (206) 389-4559

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED FOR THE OMITTED PORTIONS, WHICH HAVE BEEN REPLACED WITH THE FOLLOWING PLACEHOLDER: “[*].” The OMITTED PORTIONS HAVE BEEN BRACKETED IN THIS UNREDACTED COPY OF THE LETTER FOR EASE OF IDENTIFICATION.
VIA EDGAR AND OVERNIGHT DELIVERY
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attention:    Jan Woo, Legal Branch Chief
Matthew Crispino, Staff Attorney
Christine Dietz, Senior Staff Accountant
Frank Knapp, Staff Accountant
Re:      PubMatic, Inc.
Registration Statement on Form S-1
File No. 333-250077
Ladies and Gentlemen:

On behalf of PubMatic, Inc. (the “Company”), and in connection with the above-referenced Registration Statement on Form S-1 originally confidentially submitted by the Company with the Securities and Exchange Commission (the “Commission”) on September 16, 2020 (in the amended form filed with the Commission on November 13, 2020, the “Registration Statement”), we submit this letter to the staff of the Commission (the “Staff”) in order to provide certain supplemental information to the Company’s letter dated November 18, 2020 (“November 18 Letter”), and in regards to recent conversations with the Staff, to further enable the Staff to complete its review of the Company’s stock option grants and the factors contributing to the changes in the fair value of Common Stock. Capitalized terms not otherwise defined herein have the meaning ascribed to them in the November 18 Letter. For the convenience of the Staff, we are providing to the Staff by overnight delivery copies of this letter.

Confidential Treatment Request

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment of selected portions of this letter pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83 and the Freedom of Information Act.

CONFIDENTIAL TREATMENT REQUESTED BY PUBMATIC, INC.
PUBMATIC-1

Securities and Exchange Commission
Division of Corporation Finance
November 25, 2020

Preliminary IPO Price Range

The Company advises the Staff that the Company currently anticipates that it will include a price range in its preliminary prospectus for the proposed offering that will be between $[*] and $[*] per share (the “Preliminary Price Range”).

Summary of October 2020 Valuation Report

The fair value determination for the stock options granted on October 8, 2020 was based in part upon a contemporaneous valuation provided by an independent third-party valuation firm as of October 1, 2020, which valuation was subsequently reassessed and reissued as of November 24, 2020 (as so reissued, the “October 2020 Valuation Report”). Other than increases in the income approach as compared to prior valuations, the two principle drivers of fair value reflected in the October 2020 Valuation Report were the weighting of the IPO scenario in the PWERM, as well as the guideline public companies method, or GPCM, multiples.

The October 2020 Valuation Report estimated the Company’s equity value using a PWERM allocation methodology because the likelihood of a successful IPO had increased significantly. The PWERM considered (i) a non-IPO scenario using an OPM and (ii) an IPO scenario. The methods were weighted as follows: (i) 10% on a non-IPO scenario that involved remaining a private company for approximately two years, which was valued using the income method and guideline public company market approach, resulting in an equity value of $314 million, and (ii) 90% on an IPO scenario assuming a [*] IPO, which was valued based on guideline company multiple indications, resulting in an equity value of $726 million. The weighting of 90% on an IPO scenario reflected the Company’s advanced preparations for the Offering, including submission of its initial draft of the confidential Registration Statement on September 16, 2020. The October 2020 Valuation Report applied a 22.5% discount for lack of marketability for the OPM scenario within the PWERM and a 7.5% discount for the IPO scenario. As described in the November 18 Letter, the market approach used by the Company estimates the equity value based on a comparison of the Company to comparable public companies in a similar line of business, or GPCM. After determining appropriate comparable companies, the GPCM applied a representative revenue multiple from a peer group of public companies in similar lines of business to the Company’s forecasted revenue. Based on these and other factors, the October 2020 Valuation Report concluded that the fair value of the Common Stock as of October 1, 2020 was $11.85 per share.

The Company supplementally advises the Staff that in the amendment to the Registration Statement that includes an estimated price range, it will include the following disclosure under “Management’s Discussion & Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Common Stock Valuations”:

“On October 10, 2020, our board of directors granted options to purchase 711,180 shares of our common stock at an exercise price of $5.29 per share, with a fair value of the underlying common stock used to determine the grant date fair value of these options for financial reporting purposes of $11.85 per share. We expect the stock-based compensation associated with these grants to be approximately $[*] million for the three months ended December 31, 2020, with remaining stock-based compensation of approximately $[*] million associated with such grants expected to be expensed quarterly into 2024.”

In addition, as discussed in the November 18 Letter, the Company reminds the Staff that it intends to use the midpoint of the bona fide offering price range disclosed in the Company’s preliminary
CONFIDENTIAL TREATMENT REQUESTED BY PUBMATIC, INC.
PUBMATIC -2

Securities and Exchange Commission
Division of Corporation Finance
November 25, 2020

prospectus to value, for accounting purposes, any additional stock options granted after the date that the Lead Underwriters recommended the Preliminary Price Range until the time that there is a public market for its Common Stock.

*            *            *

CONFIDENTIAL TREATMENT REQUESTED BY PUBMATIC, INC.
PUBMATIC -3

Securities and Exchange Commission
Division of Corporation Finance
November 25, 2020

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (206) 389-4559, or, in his absence, Nicolas H.R. Dumont at (212) 430-2679.

Sincerely yours,

/s/ James D. Evans

James D. Evans
cc:     Rajeev K. Goel, President and Chief Executive Officer
Steven Pantelick, Chief Financial Officer
Thomas Chow, General Counsel and Secretary
PubMatic, Inc.
Mark C. Stevens
Nicolas H. R. Dumont
Eli Curi
Fenwick & West LLP
Tad Freese
Latham & Watkins LLP
CONFIDENTIAL TREATMENT REQUESTED BY PUBMATIC, INC.
PUBMATIC -4